UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)

58.COM INC.
(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

31680Q104**
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share. No CUSIP has been assigned to the ordinary shares.

CUSIP No.	31680Q104
1.	NAMES OF REPORTING PERSONS Ohio River Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 42,282,992*
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 42,282,992*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,282,992*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.56%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Such amount consists of 22,083,000 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 2,738,996 American Depositary Shares, representing 5,477,992 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 72,347,942 Class A ordinary shares outstanding as of June 30, 2014 as communicated by the Issuer to the Reporting Persons on June 30, 2014, which includes the 22,083,000 Class A ordinary shares directly held by Ohio River Investment Limited and 2,738,996  American Depositary Shares, representing 5,477,992 Class A ordinary shares, directly held by THL E Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 24.09%.

CUSIP No.	31680Q104
1.	NAMES OF REPORTING PERSONS Tencent Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,282,992*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 42,282,992*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,282,992*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.56%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Such amount consists of 22,083,000 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 2,738,996 American Depositary Shares, representing 5,477,992 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 72,347,942 Class A ordinary shares outstanding as of June 30, 2014 as communicated by the Issuer to the Reporting Persons on June 30, 2014, which includes the 22,083,000 Class A ordinary shares directly held by Ohio River Investment Limited and 2,738,996 American Depositary Shares, representing 5,477,992 Class A ordinary shares, directly held by THL E Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 24.09%.

CUSIP No.	31680Q104
1.	NAMES OF REPORTING PERSONS THL E Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,282,992*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 42,282,992*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,282,992*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.56%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Such amount consists of 22,083,000 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 2,738,996 American Depositary Shares, representing 5,477,992 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 72,347,942 Class A ordinary shares outstanding as of June 30, 2014 as communicated by the Issuer to the Reporting Persons on June 30, 2014, which includes the 22,083,000 Class A ordinary shares directly held by Ohio River Investment Limited and 2,738,996 American Depositary Shares, representing 5,477,992 Class A ordinary shares, directly held by THL E Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 24.09%.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on July 10, 2014 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a Cayman Islands company (“Tencent”), Ohio River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Ohio River”), and THL E Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“THL”, together with Tencent and Ohio River, the “Reporting Persons”) in respect of the Class A ordinary shares, par value US$0.00001 per share (the “Class A Shares”) of 58.com Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”).

This Amendment No. 1 is being filed by the Reporting Persons to report changes to the beneficial ownership as a result of certain open market purchases of the Issuer’s American Depositary Shares (the “ADSs”), each representing two Class A Shares, by THL (the “Open Market Purchases”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 1.  Security and Issuer

The second paragraph of Item 1 of the Statement is hereby amended and restated in its entirety as follows:

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing two Class A Shares, are listed on the New York Stock Exchange under the symbol “WUBA.”

Item 2.  Identity and Background

Item 2 of the Statement (including Appendix A attached thereto) is hereby amended and restated in its entirety as follows:

(a) – (c), (f)  This Statement is being filed by:

(i)  Tencent Holdings Limited, a Cayman Islands company (“Tencent”);

(ii)  Ohio River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Ohio River”); and

(iii)  THL E Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“THL”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement filed herewith as Exhibit 1.  Accordingly, the Reporting Persons are hereby jointly filing the Statement.

The address of Tencent’s principal office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of Ohio River’s principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.  The address of THL’s principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.  Each of Ohio River and THL is a direct wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Tencent is an internet service portal in China providing value-added internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each executive officer and director of Tencent, Ohio River and THL, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e)  None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

Between September 22, 2014 and September 25, 2014 (both dates inclusive), THL purchased an aggregate of 2,738,996 ADSs, representing 5,477,992 Class A Shares, in the Open Market Purchases. THL used funds from an affiliate, which is a wholly owned subsidiary of Tencent, to pay for the Open Market Purchases.

Item 4.  Purpose of Transaction

The first two paragraphs of Item 4 of the Statement are hereby amended and restated in its entirety as follows:

As described in Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in response to this Item 4, this Statement is being filed in connection with the acquisition of the Securities by Ohio River pursuant to the Investment Agreement, and the subsequent Open Market Purchases by THL. As a result of the transactions described in this Statement, the Reporting Persons acquired approximately 48.56% of the total Class A Shares outstanding on June 30, 2014 and received the right to appoint one director on the board of directors of the Issuer.

The Reporting Persons acquired the Securities for investment purposes and in connection with the transactions contemplated under the Investment Agreement.  The Open Market Purchases were also made for investment purposes.  Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the memorandum and articles of association of the Issuer, as well as any restrictions under the transaction documents described under Item 6 below, the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications and suggestions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Statement are hereby amended and restated in its entirety as follows:

(a) — (b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 27,560,992  Class A Shares and 14,722,000 Class B Shares.

Based on a total of (i) 72,347,942 Class A Shares outstanding as of June 30, 2014, as communicated by the Issuer to the Reporting Persons on June 30, 2014, which includes 22,083,000 Class A Shares newly issued by the Issuer to Ohio River under the Investment Agreement and 2,738,996 ADSs (representing 5,477,992 Class A Shares) acquired by THL in the Open Market Purchases, and (ii) 14,722,000 Class B Shares newly issued by the Issuer to Ohio River under the Investment Agreement (assuming conversion of the 14,722,000 Class B Shares into 14,722,000 Class A Shares), the Reporting Persons beneficially held approximately 48.56% of the total Class A Shares outstanding on June 30, 2014.  Based on a total of 72,347,942 Class A Shares and 103,170,001 Class B Shares outstanding as of June 30, 2014, as communicated by the Issuer to the Reporting Persons on June 30, 2014, each of which respectively include the 22,083,000 Class A Shares and 14,722,000 Class B Shares newly issued by the Issuer to Ohio River under the Investment Agreement (assuming conversion of the 14,722,000 Class B Shares into 14,722,000 Class A Shares), and the 2,738,996 ADSs (representing 5,477,992 Class A Shares) acquired by THL in the Open Market Purchases, the Reporting Persons beneficially held approximately 24.09% of the total Ordinary Shares outstanding on June 30, 2014.  Based on their holdings of Ordinary Shares, the Reporting Persons control approximately 15.83% of the total voting power of the total Ordinary Shares outstanding as described above as of June 30, 2014.  The percentage of voting power was calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as at the date of June 30, 2014.  Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A hereto beneficially owns any Shares.

(c) Between September 22, 2014 and September 25, 2014 (both dates inclusive), THL purchased an aggregate of 2,738,996 ADSs, representing 5,477,992 Class A Shares, in the Open Market Purchases. Below is a summary of the Open Market Purchases made by THL between September 22, 2014 and September 25, 2014, including the number of ADSs purchased, the average price per ADS purchased and the price range of the ADSs purchased on each day. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price.

Transaction Date	Number of ADSs	Average Price Per ADS	Price Range of ADSs
09/22/2014	678,473	$35.214	$34.780 - $35.779
09/22/2014	155,227	$36.014	$35.780 - $36.400
09/23/2014	452,779	$35.312	$34.795 - $35.794
09/23/2014	335,884	$36.416	$35.795 - $36.794
09/23/2014	131,917	$36.979	$36.795 - $37.000
09/24/2014	55,457	$36.888	$36.215 - $37.214
09/24/2014	225,828	$37.846	$37.215 - $38.000
09/25/2014	501,687	$37.903	$37.100 - $38.099
09/25/2014	201,744	$38.488	$38.100 - $39.000

Except as described in this Statement, there have been no transactions in the Ordinary Shares by the Reporting Persons during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions in the Ordinary Shares by any of the persons identified in Appendix A hereto during the past 60 days.

The information set forth in Item 3 above and in Item 6 is also incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1:   Joint Filing Agreement, dated September 25, 2014, among Ohio River Investment Limited, Tencent Holdings Limited and THL E Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2014

OHIO RIVER INVESTMENT LIMITED

By:	/s/ James Mitchell
	Name:	James Mitchell
	Title:	Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ James Mitchell
	Name:	James Mitchell
	Title:	Chief Strategy Officer

THL E LIMITED

By:	/s/ James Mitchell
	Name:	James Mitchell
	Title:	Authorized Signatory

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF OHIO RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Ohio River Investment Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Ohio River Investment Limited.
Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.
Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Director
Charles St Leger Searle	Republic of South Africa	Director
Jacobus Petrus Bekker	Republic of South Africa	Director
Li Dong Sheng	People’s Republic of China	Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Director

Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
Zhang Zhidong	People’s Republic of China	Chief Technology Officer
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Senior Vice President and Chief Financial Officer

EXECUTIVE OFFICERS AND DIRECTORS OF THL E LIMITED

The names of the directors and the names and titles of the executive officers of THL E Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to THL E Limited.
Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A